

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

JiJian You
Chief Executive Officer
Ningbo Zhenghe Trading Ltd
Room 306 Build 2 Yangtze River Delta
Ecommerce Industrial Park
Shanghai, China 100005

> **Re: Ningbo Zhenghe Trading Ltd**
> **Draft Registration Statement on Form F-1**
> **Filed June 10, 2024**
> **CIK No. 0001974252**

Dear JiJian You:

Our preliminary review of your draft registration statement that you publicly filed indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies in your publicly filed draft registration statement and the absence of a filed registration statement, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the publicly filed draft registration statement and we will not issue comments at this time. We suggest that you consider filing a substantive amendment that corrects the deficiencies and identifies the EDGAR submission as a registration statement on Form F-1. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance